Seth K. Weiner 404-504-7664 sweiner@mmmlaw.com www.mmmlaw.com

May 15, 2013

VIA EDGAR

Mr. Jonathan Wiggins

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	United Development Funding IV

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-54383

Dear Mr. Wiggins:

On behalf of United Development Funding IV (the “Registrant”), please find transmitted herein for filing the Registrant’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 22, 2013 relating to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed March 30, 2012 (the “Form 10-K”).

Form 10-K for the Fiscal Year Ended December 31, 2011 filed March 30, 2012

Note B. Summary of Significant Accounting Policies

Acquisition and Origination Fees, F-10

Comment No. 1: We note your response to comment three in our letter dated March 27, 2013 relating to your amortization method for placement fees. Your response does not appear to address clearly and completely our request for additional information. As previously requested, please tell us how you determined that the entire placement fee is a direct loan origination cost as defined in ASC 310-20-20 rather than all or a portion being other lending-related costs under ASC 310-20-25. Explain in sufficient detail the nature of all of the services you received from the advisor in exchange for the placement fees and how those services relate to your lending activities.

Response: The Financial Accounting Standards Board (“FASB”) Codification, Master Glossary, states “direct loan origination costs represent costs associated with originating a loan. Direct loan origination costs of a completed loan shall include only the following: (a) incremental direct costs of loan origination incurred in transactions with independent third parties for that loan, and (b) certain costs directly related to specified activities performed by the lender for that loan.” The Registrant submits that placement fees are paid to the asset manager to provide for (1) evaluating the prospective borrower’s financial condition, (2) evaluating and recording guarantees, collateral, and other security arrangements, (3) negotiating loan terms, (4) preparing and processing loan documents, and (5) closing the transaction as well as any incremental direct costs including, but not limited to, legal fees, travel and communication expenses, costs of appraisals, accounting fees and expenses and title insurance. The Registrant respectfully submits that the costs associated with such activities are specifically included in the definition of direct loan origination costs under the FASB Codification referenced above, as they are costs of loan origination incurred in transactions that result directly from and are essential to the lending transaction which would not have been incurred by the lender without the lending transaction. Further, it should be noted that placement fees do not relate to activities performed by the lender for advertising, soliciting potential borrowers, servicing existing loans, and performing other ancillary activities related to establishing and monitoring credit policies, unsuccessful loan origination efforts, supervision and administration fees, which are all expensed as incurred. The Registrant respectfully submits this treatment is consistent with 310-20-25-1a, 310-20-25-2, and 310-20-25-25.

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Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

May 15, 2013

The Registrant further submits that it amortizes the placement fees over the expected economic life of the capital available for investment to properly match the income earned with the placement fee expense associated with such capital. Amortizing over the life of the loan (instead of the life of the capital available for investment) would not properly match the income earned with the placement fee expense for the following reasons:

•	Placement fees will not exceed approximately $18.5 million (3% of the net amount available for investment, assuming the Registrant sells the maximum offering amount of $700,000,000 pursuant to its initial public offering); thus, the Registrant may be originating loans in the latter years of the program for which it will no longer be eligible to receive placement fees once the limit has been reached.
•	Investments eligible for placement fees include investments in secured loans and other real estate assets, including the contract purchase price of a new property or equity investment. Such investments in other real estate assets may not have a life easily determinable, so amortizing placement fees over the expected economic life of the fund is a consistent accounting policy.
•	Placement fees paid in respect to secured loans will not exceed 1% per annum when pro-rated over the stated term of the respective loan, and shall not exceed 3% for loans of 3 years or more. When originating loans with borrowers, the term of the initial loan is not necessarily the anticipated full term of loaning such amounts to borrowers, as the Registrant may extend such loans for the entirety of the specific project if such projects are performing satisfactorily and such extension or renewal is requested by the borrower. Thus, for any loans that have a maturity date beyond 3 years, the Registrant would not incur placement fees.
•	Placement fees are not incurred on asset level indebtedness. Therefore, the Registrant may originate loans for which it would not incur placement fees.
•	Placement fees will not be incurred with respect to any participation agreement entered into with the Registrant’s affiliates or any affiliates of the Registrant’s advisor for which the Registrant’s advisor or affiliates of the Registrant’s advisor have previously received placement fees with respect to the same secured loan or other real estate asset. Therefore, the Registrant may not be incurring placement fees on the entire participation agreement.

Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

May 15, 2013

The program has a finite life and if the placement fees were allocated and amortized over the initial term of the Registrant’s loans, this practice would result in an acceleration of amortization to the early years of the fund and a significant understatement of expenses in the latter years of the fund. Therefore, the Registrant submits that amortizing placement fees over the expected economic life of the capital available for investment is the more accurate method to properly match interest income earned over the economic life of the capital available with the placement fee expense associated with such capital.

Comment No. 2: Notwithstanding the above, please tell us the authoritative literature upon which you relied for not applying ASC 310-20-25-25 and how it supports your accounting treatment.

Response: The Registrant submits that it is applying ASC 310-20-25-25 in that the Registrant’s asset manager is not considered an independent third party, as the asset manager is an affiliate of the Registrant’s advisor, and the Registrant has appropriately deferred those costs directly related to specified activities that can be determined to meet the criteria for direct loan origination costs under the definition of that term as noted in the response to Comment No. 1 above. As stated previously, the program has a finite life and if the placement fees were allocated and amortized over the initial term of the Registrant’s loans, this practice would result in an acceleration of amortization to the early years of the fund and a significant understatement of expenses in the latter years of the fund. The Registrant amortizes the placement fees over the expected life of the fund as this more accurately matches the interest income earned over the economic life of the capital available for investment with the placement fee expense associated with such capital. Additionally, when entering into loans with borrowers, the term of the initial loan frequently is not the full term of loaning such amounts to borrowers, as the Registrant may extend or renew such loans for the entirety of the specific project if such projects are performing satisfactorily and such extension or renewal is requested by the borrower.

Note P. Concentration of Credit Risk, page F-33

Comment No. 3: We note your response to comment four in our letter dated March 27, 2013. We note that the properties securing loans would be considered related parties under SAB 1I where those loans are guaranteed by a single person or group of affiliated persons. Please quantify for us the significance of the aggregate amount of loans guaranteed by the SPE borrower’s affiliated parent entities in relation to your total assets, and to the extent that such loans exceed 20% of total assets, please revise to provide audited financial statements for the guarantor.

Response: The Registrant respectfully submits that the guarantees by the parent of a borrower (the “parent guarantees”) do not create any security interest by the Registrant in the separate real properties owned by the various other special purpose entities affiliated with such parent. Where the Registrant obtains a parent guaranty as a credit enhancement for the Registrant’s loan to a borrower, the parent guaranty is not secured by the assets of the parent entity, nor is that guaranty secured by real properties owned by other special purpose entities that may be affiliated with such parent. The Registrant’s parent guarantees do not permit the Registrant to attach the real property owned by a particular special purpose entity affiliated with such parent as collateral for a loan to a borrower. For example, if Borrower #1 defaulted and the Registrant called the parent guaranty, the Registrant’s rights under the parent guaranty do not permit the Registrant to attach the real property owned by Borrower #2 (a separate special purpose entity formed by the parent guarantor) as collateral to the Registrant’s loan to Borrower #1. Accordingly, the existence of the parent guarantees does not lead to the conclusion that the underlying borrowers and the assets of the parent guarantor and the real properties owned by various other special purposes entities affiliated with the parent guarantor should be considered related properties under SAB 1I. Therefore, such loans would not be considered an asset concentration risk.

* * * * *

Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

May 15, 2013

Enclosed herewith is a written statement from the Registrant acknowledging that the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc: Hollis M. Greenlaw, Esq.

United Development Funding IV

May 15, 2013

VIA EDGAR

Mr. Jonathan Wiggins

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	United Development Funding IV

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-54383

Dear Mr. Wiggins:

In connection with the letter of the Securities and Exchange Commission (the “Commission”) of even date herewith relating to the above-referenced filing, United Development Funding IV (the “Registrant”) hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Annual Report on Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2012;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2011 Annual Report on Form 10-K; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

United Development Funding IV

By: /s/ Hollis M. Greenlaw_________

Name: Hollis M. Greenlaw

Title: Chief Executive Officer